Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the fourth quarter and the year ended December 31, 2003
All amounts are in US$ unless otherwise stated

MobiFon Holdings B.V. ("Holdings" or the "Company"), is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave"), and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon S.A. ("MobiFon" or "Connex"), the market leader in Romania with an estimated 49.0% share of the cellular market, added 494,961 net subscribers for the fourth quarter for a total of 3,457,042, compared to net additions of 172,648 in the fourth quarter of 2002 and total subscribers of 2,635,208 subscribers at the end of the same 2002 period, an increase of 31.2%. During the fourth quarter, Connex continued to focus on attracting higher-end postpaid subscribers and achieved a 62/38 prepaid/postpaid mix of new subscribers despite the intense Christmas promotional period when operators typically acquire large numbers of prepaid customers. As of December 31, 2003, postpaid subscribers accounted for 37% of Connex's total subscriber base as compared to 36% at the end of 2002.

The fourth quarter of 2003 marked MobiFon's largest quarterly subscriber growth in its history. Management believes such growth to be reflective of the improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular telephony market penetration in Romania increased to 32.6% from 23.1% at the end of the fourth quarter of 2002.

Service revenues reached $145.1 million, a 27.3% increase over $114.1 million for the fourth quarter of 2002. This increase was largely attributable to a 25.9% increase in average subscribers. The monthly average revenue per user ("ARPU")[1] for the fourth quarter reached $13.94 compared to $13.83 for the same period of last year. Cost of services increased 33.7% to $30.0 million compared to $22.4 million for the same period last year primarily due to higher interconnection and site costs as a result of the greater subscriber base and network traffic. Selling, general and administrative expenses increased to 24.7% of service revenues compared to 23.1% for the 2002 corresponding period as a result of greater selling and marketing expenses associated with record subscriber growth and a required build up of customer service to support the postpaid growth. Operating income before depreciation and amortization ("OIBDA")[1] increased 15.0% to $67.5 million compared to $58.7 million for the same period last year. OIBDA as a percentage of service revenue decreased to 46.5% compared to 51.5% in the quarter ending December 31, 2002, primarily as a result of costs incurred in acquiring new subscribers, particularly for the postpaid segment.

Depreciation and amortization increased to $26.5 million for the three months ended December 31, 2003 from $24.2 million in the corresponding 2002 period primarily due to a higher tangible asset base and the shortening of estimated lives on certain assets. Total third party interest expense amounted to $13.6 million for the three months ended December 31, 2003, compared to $6.2 million in the same period in 2002; the $7.4 million increase is primarily attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on the subordinated loan from ClearWave amounted to $15.8 million and $11.4 million for the three-month periods ended December 31, 2003 and 2002, respectively. During the three months ended December 31, 2003, the Company also recorded income of $17.0 million from ClearWave in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company.

Higher net income before taxes at MobiFon was the primary cause for both a $8.0 million increase in income tax expense for the three months ended December 31, 2003 compared to the same period in 2002 and a $1.3 million increase in the share of earnings allocated to minority interests in MobiFon.

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[1] The Company uses the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. The Company believes that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for the Company's ongoing business operations, including its ability to fund discretionary spending such as capital expenditure and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The Company's OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. The Company believes that ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on the Company's network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.

As a result of the foregoing, net income for the three months ended December 31, 2003 was $6.8 million compared to a net income $3.0 million for the three months ended December 31, 2002.

For the year 2003 as a whole, service revenues increased 24.4% to $529.5 million compared to $425.6 million for the same period last year. This increase was largely attributable to a 22.4% increase in average subscribers. The ARPU for the year 2003 reached $14.35 compared to $14.19 in 2002, sustained by the increased international interconnection revenues following the deregulation of the Romanian telecom industry.

Cost of service revenues increased to $104.7 million for the year ended December 31, 2003 from $81.5 million for the year ended December 31, 2002 and slightly increased as a percentage of service revenues, from 19.1% to 19.8%. Selling, general and administrative expenses increased to $118.9 million for the year ended December 31, 2003, compared to $94.6 million for the year ended December 31, 2002; and as a percent of service revenue, these expenses slightly increased to 22.5% of service revenues, compared to 22.2% for the corresponding period in 2002 as a result of subscriber growth. OIBDA increased 21.4% to $281.1 million or 53.1% of service revenue compared to $231.5 million or 54.4% of service revenue for the 2002 period.

Depreciation and amortization increased to $110.5 million for the year ended December 31, 2003, from $86.9 million in 2002, due primarily to a higher tangible asset base, to the shortening of estimated lives on certain assets and to asset write downs for property, plant and equipment, the majority of which have been removed from service. Operating income rose 18.0% to $170.7 million for the year ended December 31, 2003, compared to $144.6 million for the same period of 2002.

Total interest expense increased by $31.4 million to $92.6 million for the year ended December 31, 2003, as a result of a $18.6 million increase in interest incurred at the corporate level on the subordinated loan from our parent company, ClearWave, and a $12.9 million increase in third party interest as a result of interest incurred on Senior Notes issued at Holdings in June 2003, partially offset by lower effective interest rates on MobiFon's credit facilities. 2002 results also included $10.1 million in expenses related to extinguishment of debt at MobiFon. 2003 results include a gain on disposal of investment of $19.8 million as a result of the sale of a minority interest in MobiFon and the previously mentioned income of $17.0 million from ClearWave. Higher net income before taxes at MobiFon was the primary cause of both a $17.6 million increase in income tax expense for the year ended December 31, 2003 and a $14.0 million increase in the share of earnings allocated to minority interests in MobiFon. As a result of the foregoing, net income for the year 2003 was $27.0 million, compared to $12.5 million for the 2002.

Liquidity and Capital Resources

As of December 31, 2003, cash and cash equivalents were $110.0 million and restricted short-term investments were $28.1 million.

Operating activities provided cash of $50.7 million for the fourth quarter and $219.8 million for the year 2003 compared to $49.2 million and $156.1 million respectively for the same periods in 2002. The primary factor contributing to the higher operating cash flow was higher 2003 operating income before non-cash items such as depreciation and amortization.

Cash used for investing activities during the fourth quarter amounted to $24.0 million and was $66.2 million for the year 2003 compared to $41.0 million and $100.3 million for the same periods in 2002. Our investing activities consisted of acquisitions of property, plant and equipment which during the year 2003 were partially offset by net proceeds received from the sale of a partial interest in MobiFon of $41.5 million.

Financing activities provided cash of $4.6 million for the fourth quarter and used cash of $83.1 million for the year. Included therein on a year-to-date basis, were $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $28.1 million in additions to restricted short-term investments, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave. During the year 2002, financing activities used cash of $57.0 million and consisted of repayments of the loan from ClearWave of $42.1 million, $250.5 million of long-term debt repayments, $10.8 million distributed to minority interests in MobiFon, and $8.6 million deferred financing costs partially offset by a $255.0 million draw on MobiFon's new senior loan facility.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On November 17, 2003, the Company completed an exchange offer through which all of the Company's outstanding 12.5% Senior Notes issued on June 27, 2003 were exchanged for similar notes registered under the United States Securities and Exchange Commission. During the twelve month period ended December 31, 2003, financing costs in the amount of $9.8 million related to the issuance of these notes were deferred.

On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which the Company will acquire 5.9% of MobiFon from Emerging Markets Partnership (Europe) Limited, an affiliate of Emerging Markets Partnership ("EMP"), in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. As a result of this transaction, the Company's equity interest in MobiFon will increase from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company will issue subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which will be assigned to ClearWave.

Long-term debt, including current portion, at the end of the fourth quarter was $532.8 million, comprised of $312.7 million at MobiFon and $220.1 million at Holdings. During the fourth quarter of 2003, MobiFon drew the final $20.0 million from its $300 million senior loan facility.

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The closing of this transaction remains subject to certain conditions.

We expect to have future capital requirements, particularly in relation to the addition of capacity to our network. We intend to finance such future capital requirements from cash and cash equivalents on hand and cash flows from operating activities.

Non GAAP Measures

The Company uses the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Canadian GAAP. The Company believes ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers.

The following table provides reconciliation between service revenues and ARPU for MobiFon:

| | MobiFon | | | |
| | Three months ended December 31, | | Twelve months ended December 31, | |
	2003	2002	**2003**	2002
Service revenues for the periods *(in thousands)*	**145,145**	114,057	**529,519**	425,567
Average number of subscribers for the period *(in millions)* *	**3.21**	2.55	**2.84**	2.32
Average monthly service revenue per subscriber for the period *(in $)*	**15.07**	14.92	**15.52**	15.27
Less: impact of excluding in roaming and miscellaneous revenue	**(1.13)**	(1.09)	**(1.17)**	(1.08)
ARPU	**13.94**	13.83	**14.35**	14.19

*Calculated as the average of each month's average number of subscribers.

The Company uses the term operating income before depreciation and amortization, [''OIBDA''], referred to as EBITDA in our previous reporting, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. A reconciliation of OIBDA to operating income is provided in Note 15 to these interim financial statements

The following table provides a reconciliation of operating income, the most relevant U.S. GAAP term, to OIBDA:

| | MobiFon | | | |
| | Three months ended December 31, | | Twelve months ended December 31, | |
In thousands of U.S. dollars	**2003**	2002	**2003**	2002
Operating Income	40.991	34,522	170,672	144,627
Depreciation and Amortization	26,538	24,186	110,458	86, 920
	67,529	**58,708**	**281,130**	**231,547**

Forward-looking Statements

This operating and financial review may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2003	As at December 31, 2002
	(In thousands of U.S. dollars)	
ASSETS	[Unaudited]	[Note 1]
Current assets		
Cash and cash equivalents	$ 109,989	$ 39,539
Short-term investments – restricted *[Note 4]*	28,125	—
Trade debtors	52,958	38,173
Inventories	6,836	4,787
Prepaid expenses	6,945	10,214
Deferred income tax asset	1,003	1,932
Advance to parent company	5,196	—
Other current assets	314	1,033
Total current assets	211,366	95,678
Property, plant and equipment	450,629	446,624
License	53,311	61,594
Goodwill	43,142	47,523
Deferred financing and other costs *[Note 4]*	17,775	9,079
	$ 776,223	$ 660,498

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current liabilities		
Accounts payable — trade	23,334	20,793
Accounts payable — TIW Group	200	119
Income and value added taxes payable	14,965	10,457
Accrued liabilities	22,889	13,098
Accrued interest payable	18,489	3,913
Due to parent and affiliated companies	—	255,818
Deferred revenues	13,838	10,280
Current portion of long-term debt	42,700	—
Distribution payable to minority interests *[Note 3]*	—	13,400
Total current liabilities	136,415	327,878
Deferred income tax liabilities	8,691	5,211
Long-term debt *[Note 4]*	490,057	267,700
Derivative financial instrument position	2,609	3,688
Subordinated loan from parent company *[Note 4]*	449,105	412,282
Minority interests	107,534	89,612
Total liabilities	1,194,411	1,106,371

SHAREHOLDER'S DEFICIENCY

Share capital		
18,000 of par value shares	16	16
Retained earnings	64,807	37,766
Excess of nominal value of loan from parent company over invested capital	(481,929)	(481,929)
Accumulated other comprehensive income (loss)		
Accumulated changes in fair value of interest rate swaps	(1,082)	(1,726)
Total shareholder's deficiency	(418,188)	(445,873)
	$ 776,223	$ 660,498

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Twelve months ended December 31,	
	2003	2002	2003	2002
	(in thousands of U.S. dollars, except per share data)			
REVENUES				
Services	$ 145,145	$ 114,057	$ 529,519	$ 425,567
Equipment	8,394	5,873	28,531	21,215
	153,539	119,930	558,050	446,782
Cost of services	30,018	22,448	104,714	81,462
Cost of equipment	20,200	12,385	53,301	39,160
Selling, general and administrative expenses	35,792	26,389	118,905	94,613
Depreciation and amortization	26,538	24,186	110,458	86,920
	40,991	34,522	170,672	144,627
OPERATING INCOME				
Interest expense — Third party	(13,605)	(6,191)	(38,772)	(25,912)
Interest expense — Related party	(15,761)	(11,415)	(53,801)	(35,194)
Interest and other income	427	851	1,452	1,464
Income tax benefits sold to the parent company *[Note 4]*	16,987	—	16,987	—
Foreign exchange gain (loss)	1,663	(222)	2,747	(2,008)
Expenses related to extinguishment of debt	—	—	—	(10,100)
Gain on disposal of investment *[Note 3]*	—	—	19,821	—
Income before income taxes and minority interests	30,702	17,545	119,106	72,877
Income taxes	14,125	6,125	49,910	32,272
Income (loss) before minority interests	16,577	11,420	69,196	40,605
Minority interests	(9,744)	(8,430)	(42,155)	(28,131)
Net income (loss)	6,833	2,990	27,041	12,474
Change in fair value of interest rate swaps	598	(1,726)	644	45
Comprehensive income (loss)	$ 7,431	$ 1,264	$ 27,685	$ 12,519

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Twelve Months Ended December 31.	
	2003	2002	2003	2002
	(In thousands of U.S. dollars)			
OPERATING ACTIVITIES				
Net income (loss)	$ 6,833	$ 2,990	$ 27,041	$ 12,474
Adjustments to reconcile net income (loss) to cash provided by operating activities				
Depreciation and amortization	26,538	24,186	110,458	86,920
Accreted interest on subordinated loan from parent company	15,761	11,415	53,801	35,194
Income tax benefits sold to the parent company *[Note 4]*	(16,987)	—	(16,987)	—
Minority interests	9,744	8,430	42,155	28,131
Gain on disposal of investment *[Note 3]*	—	—	(19,821)	—
Deferred income taxes	3,070	2,075	4,140	4,201
Other non-cash items	596	1,544	1,938	10,674
Changes in operating assets and liabilities	5,126	(1,392)	17,033	(21,506)
Cash provided by operating activities	50,681	49,248	219,758	156,088
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	(23,974)	(40,974)	(107,707)	(100,337)
Net proceeds from the sale of subsidiary shares *[Note 3]*	—	—	41,500	—
Cash used in investing activities	(23,974)	(40,974)	(66,207)	(100,337)
FINANCING ACTIVITIES				
Repayment of advances from parent company *[Note 3]*	—	(24,982)	(255,818)	(42,084)
Subsidiary's distributions paid to minority interests *[Note 3]*	(15,086)	(992)	(54,105)	(10,798)
Proceeds from issue of long-term debt *[Note 4]*	20,000	—	264,794	255,000
Repayment of long-term debt	—	—	—	(250,498)
Deferred financing costs *[Note 4]*	(305)	(856)	(9,847)	(8,646)
Additions to short-term investments – restricted *[Note 4]*	—	—	(28,125)	—
Cash provided by (used in) financing activities	4,609	(26,830)	(83,101)	(57,026)
Net change in cash and cash equivalents	31,316	(18,556)	70,450	(1,275)
Cash and cash equivalents, beginning of period	78,673	58,095	39,539	40,814
Cash and cash equivalents, end of period	$ 109,989	$ 39,539	$ 109,989	$ 39,539

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIENCY) (UNAUDITED)

	Invested Capital	Share Capital	Excess of Nominal Value of Loan from parent company over Invested Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity (Deficiency)
			[In thousands of U.S. dollars]			
Balance as at December 31, 2001	193,086	—	—	25,292	(1,771)	216,607
Issuance of common shares	—	16	—	—	—	16
Combination under common control	(193,086)	—	(481,929)	—	—	(675,015)
Comprehensive income	—	—	—	12,474	45	12,519
Balance as at December 31, 2002	$ —	$ 16	$ (481,929)	$ 37,766	$ (1,726)	$ (445,873)
Comprehensive income	—	—	—	27,041	644	27,685
Balance as at December 31, 2003	$ —	$ 16	$(481,929)	$ 64,807	$(1,082)	$(418,188)

See accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2003

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company"), develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements included elsewhere in this document. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of NIL and $6.0 million for property, plant and equipment for the three months and year ended December 31, 2003, the majority of which have already been removed from service. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three months period and year ended December 31, 2003 of approximately $1.2 million and $7.3 million, respectively.

Note 3 Distribution From and Divestiture of MobiFon S.A.

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid in July 2003.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate consideration, of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively.

In April, 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million). The Company's share of this distribution, which amounted to $33.5 million, was used to further repay the subordinated loan from parent company and for general corporate purposes.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

Note 4 Senior Note Issuance

On June 27, 2003, the Company closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted short-term investments on the balance sheet and the remainder was used to repay a portion of the loan payable to parent company.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the Company's future subordinated indebtedness and pari passu in right of payment with all of Company's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, the Company has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of the Company and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, the Company will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003 financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

Concurrent with issuance of the notes, the loan payable to the parent company was amended so that it now bears interest at 14%, which will be capitalized so long as the notes are outstanding; it now matures in 2030 and is contractually subordinated to the notes. The Company is permitted to prepay the amended subordinated loan payable to parent at its option, but subject to the limitations of the indenture governing the notes. The amended subordinated loan does not contain any cross-default provision to other indebtedness of the Company and will be non-assignable other than to direct or indirect controlling shareholders. The Company will file a consolidated tax return with ClearWave and will charge ClearWave for the tax advantage that they get from the use of the Company's interest expense. That charge will be offset against the loan principal and interest payable. The amount of the loan will also be decreased to the extent any taxes are levied against the Company as a result of filing a consolidated tax return with ClearWave. During the three and twelve months ended December 31, 2003 the Company charged ClearWave $17.0 million for this tax benefit.

Note 5 Functional Currency Assessment for MobiFon

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company's reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

Note 6 Subsequent events

Acquisition of MobiFon's Equity Interest

On February 10, 2004 the Company and TIW entered into definitive agreement pursuant to which the Company will acquire from a minority shareholder 5.9% of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. As a result of this transaction, the Company's equity interest in MobiFon will increase from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company will issue subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which will be assigned to ClearWave. The acquisition will be accounted for using the purchase method.

Sale and Lease Back Financing – MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

Note 7 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.